SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A. Appoints New Chairman of the Board

FOR IMMEDIATE RELEASE - São Paulo,May 25, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced the election and appointment by the Company’s Board of Directors of Odair Garcia Senra to succeed Caio Racy Mattar as chairman of the board, effective immediately. Mr. Senra is one of the most experienced executives in the Brazilian homebuilding industry, having had a successful career at Gafisa and its predecessor company spanning more than 40 years.

At today’s first board meeting of the Board of Directors elected at the Shareholders’ Annual General Meeting held on May 11, 2012, Mr. Senra was elected and welcomed as the Company’s new chairman.  Due to his appointment as chairman, Mr. Senra will relinquish his management responsibilities effective immediately.

Mr. Senra, an engineer, began his professional career in 1970 as an intern at Gafisa’s predecessor firm, the former Gomes de Almeida Fernandes. His vast career at Gafisa brings a unique depth of knowledge of the homebuilding industry and Gafisa to his role as chairman.  While at the Company he has held key roles across a number of areas including: structural engineering, general manager of works, director of construction, director of development and director of institutional relations.

“I would like to thank Caio Mattar for his service on the board and as chairman of the board of Gafisa. His stewardship during the development and execution of the new strategic plan for the Company was invaluable,” said Mr. Senra, chairman of Gafisa.  “I am delighted to take on this new role as chairman and to support my fellow directors and our skilled management team as they execute Gafisa’s turnaround strategy. Gafisa is a world-class company with a strong heritage and I look forward to seeing the Company’s revised structure and strategy, strong brands and appropriate product mix generate long-term shareholder returns”, he continued.

Mr. Senra is also a director of Secovi (Union of Housing) beginning his current term at the organization in 2005, a vice president of SindusCon-SP (Construction Union) since 2006 and is the representative of the Technical Chamber of Urban Law (CTLU).  He is a board member of the Maua Institute of Technology, where he received his engineering degree, and an advisory board member of FIABCI / Brazil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer